Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019

tel +1 212 259 8093
fax +1 212 649 0905
msteinman@dl.com
June 22, 2010
VIA EDGAR
Jeffrey Riedler
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Re:	Tower Group, Inc. Form 10-K for the fiscal year ended December 31, 2009 Definitive Proxy Statement filed March 18, 2010 File No. 000-50990
Dear Mr. Riedler:
          I refer to your letter dated June 7, 2010 in relation to the above addressed to Mr. Francis M. Colalucci, former Chief Financial Officer of Tower Group, Inc. (“Tower”). I also refer to a telephone conversation yesterday between John L. Krug in your office and me. My firm represents Tower, and Tower has requested that we respond on its behalf to your letter.
          As discussed with Mr. Krug, Tower intends to respond to your letter in a timely manner; however, due to the recent retirement of Mr. Colalucci, it took several days for the letter to reach the appropriate individuals at Tower and accordingly, additional time is required to provide a response. Accordingly, as requested in your letter, I am writing to advise you that Tower anticipates being in a position to respond to the comments in your letter by July 2, 2010. In my telephone conversation with Mr. Krug, he indicated that he believed this proposed response date was acceptable, and I hope that you concur. However, if you would like to discuss this matter further, please do not hesitate to contact me at (212) 259-8093 or via e-mail at msteinman@dl.com.
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Jeffrey Riedler
June 22, 2010

          Thank you for your consideration.

Sincerely yours,
/s/ Martha N. Steinman
Martha N. Steinman

cc:	John L. Krug Elliot Orol, Esq.